Aastrom Biosciences Domino’s Farms, Lobby K 24 Frank Lloyd Wright Drive Ann Arbor, MI 48105 T (800) 556-0311 www.aastrom.com

March 22, 2012

By EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                               Aastrom Biosciences, Inc. Registration Statement on Form S-3 (File No. 333-180222)

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-3 (File No. 333-180222) filed with the Securities and Exchange Commission (the “Commission”) by Aastrom Biosciences, Inc. (the “Registrant”) on March 19, 2012 (the “Registration Statement”).  Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee:

“THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.”

If you have any questions or comments in connection with this delaying amendment, please contact Caitlin Murray (617-570-1218) of Goodwin Procter LLP.

Sincerely,

AASTROM BIOSCIENCES, INC.

By:	/s/ Timothy M. Mayleben
Timothy M. Mayleben
President and Chief Executive Officer